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ABU DHABI
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DUSSELDORF
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[redacted] KONG
:IN
PARK
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ICISCO
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TORONTO
WASHINGTON, D.C.

03037027

October 28, 2003

<u>By Hand Delivery</u>

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

OCT 29 2003

SUPPL

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find (i) a press release dated October 20, 2003, announcing a new strategic course; and (ii) a press release dated October 21, 2003, announcing the signing of the definitive agreement on Entenial between AGF and Crédit Foncier.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Very truly yours,

Sami L. Toutounji

Sami L. Toutounji

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

PADOCS01/110102.13

Allianz Group
Seguros

20th October 2003

AGF Brasil Seguros announces a new strategic course

In order to focus its efforts on market segments with greater growth and earnings potential, the insurer announces its new business model.

On the eve of celebrating 100 years of activity in the country and proud of its 600 thousand clients, AGF Brasil Seguros has announced a new strategic course for its businesses. The company intends to become a leading provider of services in the business segments in which it plans to strengthen its position.

To achieve this, AGF Brasil Seguros has just signed an agreement to sell its life, pension and asset management businesses for R$ 243 million to Banco Itaú S.A. This deal is subject to approval by regulatory authorities. This sale allows AGF Brasil Seguros to focus its efforts on areas that present opportunities for profitable growth and for the development of products and services that address the market needs.

These acquisitions help Banco Itaú Holding Financeira S.A. to further strengthening its position in the insurance and asset management activities in Brazil. The bank confirms its focus on consistent and continuous value creation for its shareholders. Thus Itaú commits itself to providing AGF clients of life, pension and asset management with outstanding financial services supported by state-of-the-art technology and an expert team fully dedicated to customer satisfaction.

The new strategic course will allow AGF Brasil to bolster its work in areas where it is already known for its innovative and dynamic vision, namely health, large risks and motor. This decision will also enhance the company's earnings.

The life and pension segments, in which the company held the 13th and 10th positions, respectively, are dominated by insurance companies associated to banks. In life insurance, the top four positions in the ranking are held by banks, and the first two players have a 48% market share. In pension, this situation is even more obvious: the top eight positions are held by banks, and the first two players have a 51% market share. These figures illustrate the leading positions banks have in these businesses and the formidable competition they present to insurance companies, thanks to the banks' mass distribution channels.

With this new orientation, AGF will be ready to consolidate its position as one of the leading insurers in the business segments it is active in. "It is important to point out that the strength of AGF has always relied on the balance between client interest and shareholder value", says Max Thiermann, AGF Brasil Seguros C.E.O.

In its 100 years of activities in Brazil, AGF Brasil Seguros has played an instrumental role in the creation and development of the insurance activity in the country, and it will continue doing so. "To have worked in Brazil for all of a century is an undeniable evidence that strength, energy and innovation are ingrained characteristics of our

company. They have allowed AGF Brasil to develop services and solutions that meet the needs of many markets", says Max Thiermann.

An integral part of a world-class organization, AGF has human, technological and financial capital that allow it to continuously invest in the partnership the company has with brokers. Moreover, AGF is fully committed to the protection and welfare of its clients.

The company has been in Brazil ever since 1904, and it is the international insurer that has been in the country the longest. In 2002 its revenues topped R$1.114 billion in terms of consolidated written premium – a 10.6% growth over the previous year. Net profits in 2002 reached R$23.4 million and total assets climbed 10.9%, to reach R$1.571 billion. Even after the sale of its life, pension and asset management businesses, AGF Brasil Seguros will still be among the top ten insurers in the country.

AGF Brasil Seguros belongs to AGF (Assurances Générales de France), member of Allianz Group. AGF generates total business of more than 17 billion euros and employs more than 34 000 people worldwide. 65% of business is generated in France, 27% in Europe and 8% in the rest of the world (South America and Middle East). AGF is a generalist insurance company offering life and health and property and liability insurance, as well as financial services and asset management. AGF is also active in credit insurance and assistance.

AGF investor contacts:

Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Marc de Pontevès	33 (0)1 44 86 20 99 marc.de_ponteves@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Anne-Sandrine Cimatti	33 (0)1 44 86 67 45 cimatti@agf.fr
Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr
Agnès Miclo	33 (0)1 44 86 31 62 micloa@agf.fr

CRÉDIT FONCIER
GROUPE CAISSE D'EPARGNE

AGF

Paris, 21 October 2003

PRESS RELEASE

AGF and Crédit Foncier sign the definitive agreement on Entenial

Pursuant to the agreement in principle dated 18 July 2003, AGF and Crédit Foncier (CFF) today signed the definitive agreement setting the terms and conditions for the sale of AGF's 72.15% stake in Entenial to CFF. Now that CFF has performed due diligence and Entenial's results for the quarter ended 30 September 2003 have been taken into account, the amount of the transaction has been tentatively set at € 575 million for 100% of the capital, representing € 48.64 per share.

This price takes into account a preliminary value for Entenial's stake in Depfa Holding III (DH III), which has been excluded from the transaction. Entenial will sell its stake in DH III to AGF at the same time that Entenial is sold to CFF, and the transaction price will be adjusted accordingly. DH III will be valued on the basis of average quoted share prices of DH III's holdings in Depfa plc and Aareal Bank AG, less a liquidity discount of 10%. Entenial and AGF have retained the professional services firm Ricol, Lasteyrie et Associés to issue a fairness opinion on the transaction.

The acquisition of Entenial and the terms of the transaction have been approved by Crédit Foncier's Supervisory Board and by AGF's Board of Directors. In accordance with regulations, the transaction must first be approved by the Credit Institutions and Investment Firms Committee (CECEI) and an opinion must be rendered by the Competition Commission (DGCCRF). Requests for approval have been prepared and will be submitted very shortly. Once it has acquired the 72.15% block of Entenial shares held by AGF, Crédit Foncier will launch an unconditional tender offer for the remaining Entenial shares at the same price as that of the current transaction.

"After helping Comptoir des Entrepreneurs to recover and supporting its merger with Banque La Hénin to form Entenial, AGF is pleased to see Entenial team up with Crédit Foncier to form a specialised leader in the property lending market. The transaction will also allow AGF to take another step forward in its strategy of optimising its capital allocation by reducing its exposure to banking risks while preserving distribution

agreements with the new group," declared Jean-Philippe Thierry, Chairman of the Board of Directors of AGF.

"Entenial and Crédit Foncier will now join forces", said François Drouin, Chairman of the Management Board of Crédit Foncier. "This is good news for the employees and customers of both companies, which will take full advantage of the future group's synergies. In combining Entenial's strengths with those of Crédit Foncier, we are creating a new entity, primed for expansion."

Crédit Foncier was advised by Deloitte & Touche Corporate Finance, and AGF was advised by Citigroup.

AGF investor contacts:

Jean-Michel Mangeot 33 (0)1 44 86 21 25
jean-michel.mangeot@agf.fr

Marc de Pontevès 33 (0)1 44 86 20 99
marc.de_ponteves@agf.fr

Vincent Foucart 33 (0)1 44 86 29 28
vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97
33 (0)6 07 80 13 13

Anne-Sandrine Cimatti 33 (0)1 44 86 67 45
cimatti@agf.fr

Séverine David 33 (0)1 44 86 38 09
davidse@agf.fr

Crédit Foncier press & investor contacts:

Isabelle Clap 33 (0)1.42.44.92.35
33 (0)6 88 84 34 95
isabelle.clap@creditfoncier.fr

Benoît Liva 33 (0)1.42.44.81.73
33 (0)6 70 52 62 70
benoit.liva@creditfoncier.fr

These assessments are, as always, subject to the disclaimer provided below.
Cautionary Note Regarding Forward-Looking Statements
Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro-U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.